KIRKLAND LAKE GOLD POSITIONED FOR STRONG OPERATING AND FINANCIAL RESULTS IN
2021, COMPANY PROVIDES THREE-YEAR PRODUCTION GUIDANCE

Toronto, Ontario - December 10, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company's full-year guidance for 20211, including production of 1,300,000 - 1,400,000 ounces, driven by strong growth at Detour Lake Mine, with all-in sustaining costs ("AISC") per ounce sold2 on track to remain unchanged from 2020 levels. Guidance for 2021 includes increased capital spending largely in support of future production growth at Detour Lake, and a greater commitment to exploration to follow up on recent drilling success at all three of the Company's cornerstone assets. All dollar amounts are expressed in U.S. dollars unless otherwise noted.

The Company also announced today three-year production guidance which demonstrates the sustainability of  solid operating performance and includes growth to 1,405,000 - 1,545,000 ounces in 2023. During this period, the Company will continue to work towards achieving a number of significant, and potentially transformational, milestones. Among these milestones is completing the current $50 million dollar drilling program at Detour Lake and releasing a new mine plan in 2022. Drilling to date at Detour Lake provides increasing evidence that the Main, West and North pit locations involve one large, continuous deposit that can support the transition to a "super pit" concept and can lead to substantially higher levels of production. At Macassa, the #4 shaft project is continuing and remains on track for completion in late 2022, when production is expected to increase to 400,000 ounces at improved unit costs in 2023. In Australia, the Company is planning its largest exploration program at Fosterville since acquiring the mine in 2016, including $85 - $95 million of drilling and development. The primary objective of the program is to identify additional high-grades zones to provide future high-grade production. The 2021 exploration plan will largely follow up on existing drill results that included the intersection of quartz with visible gold, found in large concentrations and at exceptional grades in the Swan Zone, in multiple other locations.

Highlights of 2021 guidance include:

  Production of 1,300,000 - 1,400,000 ounces (2020 guidance: 1,350,000 - 1,400,000 ounces including 29,391 ounces from Holt Complex)3
  Operating cash costs per ounce sold2 of $450 - $475 (2020 guidance: $410 - $430)
  AISC per ounce sold2 of $790 - $810 (2020 guidance: $790 - $810)
  Sustaining capital expenditures2 of $280 - $310 million (2020 guidance: $390 - $400 million)
  Growth capital expenditures2 of $250 - $275 million (2020 guidance: $95 - $105 million)
  Exploration expenditures4 of $170 - $190 million (2020 guidance: $130 - $150 million).

(1) Guidance numbers and statements provided in this press release are considered forward-looking statements and represent management's best estimates and expectations of future results as at December 10, 2020.

(2) See the "Non-IFRS Measures" section starting on page 34 of the Company's MD&A for the three and nine months ended September 30, 2020 filed on the Company's profile on SEDAR at www.sedar.com.

(3) 2021 guidance does not include production, costs or expenditures from the Holt Complex in Northern Ontario or from the Company's assets in the Northern Territory, which are currently on care and maintenance.

(4) Includes both expensed and capitalized exploration expenditures.

Tony Makuch, President and Chief Executive Officer, commented: "Our business plan for 2021 positions Kirkland Lake Gold for another year of strong operating and financial results and continued industry-leading financial strength. The plan also includes higher levels of investment, reflecting the significant growth potential and exploration upside at all three of our cornerstone assets, as well as the payment of over $200 million in dividends to shareholders. We have made significant progress returning capital to shareholders in 2020, and plan to continue this trend in the coming year at the same time as we build our cash position.

"Looking at our cornerstone assets, Detour Lake is set to significantly grow in 2021, with production for the year targeted at 680,000 - 720,000 ounces at AISC per ounce better than $900 per ounce. We regard the 2021 production level as a benchmark to be sustained and ultimately increased going forward. Under current assumptions, including receiving required permits and approvals, we expect production to grow to approximately 800,000 ounces in 2025 within the current mine plan. Having said that, we plan to present a new mine plan in 2022, following completion of the current drilling program, which we believe could transform and significantly improve the longer-term outlook for Detour Lake, with the establishment of a "super pit" concept based on the potential existence of a much larger, continuous deposit around the existing pit locations and Mineral Reserves.

"Production at Macassa is expected to ramp up over the next three years, reaching 400,000 ounces in 2023 following completion of the #4 Shaft. Production in 2021 is targeted at 220,000 - 255,000 ounces at AISC per ounce sold averaging below $750. With completion of the #4 Shaft on track for late 2022 and production commencing from near surface zones using a surface ramp, we anticipate production rising to 295,000 - 325,000 ounces in 2022 before increasing to 400,000 - 425,000 ounces in 2023.

"Production at Fosterville in 2021 will be lowered from the levels achieved in 2019 and 2020. We have a large orebody at Fosterville, but the high-grade components of the existing Mineral Reserve involve a short production life. When you consider that we have identified a number of large mineralized systems, all including intersections containing quartz with visible gold, we remain optimistic that additional high-grade zones can be identified. Our challenge is to maintain a sustainable and economic operation while we continue to drill to identify the next high-grade area for future mining. The result of our work is a production profile that includes 400,000 - 425,000 ounces in 2021, moving to a range of 325,000 - 400,000 ounces in 2022 and 2023.  Longer term, we will work to sustain operations at that level of production for a number of years, subject to continued drilling success. Our budget for exploration at Fosterville in 2021 is $85 - $95 million, by far our largest commitment since we acquired the mine in November 2016."

Three-year production guidance

  Consolidated: Production targeted at 1,300,000 - 1,400,000 ounces in 2021, 1,300,000 - 1,445,000 ounces in 2022 and 1,405,000 - 1,545,000 ounces in 2023.
  Detour Lake: Production targeted at 680,000 - 720,000 ounces in 2021, 2022 and 2023.
  Macassa: Production to total 220,000 - 255,000 ounces in 2021, 295,000 - 325,000 ounces in 2022 and 400,000 - 425,000 ounces in 2023
  Fosterville: Production targeted at 400,000 - 425,000 ounces in 2021 and 325,000 - 400,000 ounces in both 2022 and 2023.

Distribution of production in 2021

Production in 2021 is expected to be weighted to the second half of the year largely reflecting mine sequencing, with lower grades expected at all three cornerstone assets early in the year, particularly in the first quarter. For the first half of 2021, production is targeted at 600,000 - 650,000 ounces, which is expected to increase to 700,000 - 750,000 ounces during the final six months of the year. Based on the weighting of production, as well as the timing for sustaining capital expenditures, AISC per ounce sold are expected to average over $900 in the first six months of the year, improving to approximately $700 during the second half of 2021.

2021 Guidance1

($ millions unless otherwise stated)	Macassa	Detour Lake Lake(1)	Fosterville	Consolidated
Gold production (kozs)	220 - 255	680 - 720	400 - 425	1,300 - 1,400
Operating cash costs/ounce sold[2] ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)[2]				$790 - $810
Operating cash costs ($M)[2]				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)[2,3]				$280 - $310
Growth capital ($M)[2,3]				$250 - $275
Exploration ($M)[4]				$170 - $190
Corporate G&A ($M)[5]				$50 - $55

(1) The Company's 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.

(2) See "Non-IFRS Measures" set out starting on page 34 of the MD&A for the three and nine months ended September 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.

(3) Capital expenditures exclude capitalized depreciation.

(4) Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.

(5) Includes general and administrative costs and severance payments. Excludes share-based payment expense.

Review of 2021 Guidance

  Consolidated gold production in 2021 is targeted at 1,300,000 - 1,400,000 ounces, which compares to current full-year 2020 production guidance of 1,350,000 - 1,400,000 ounces. Production guidance in 2020 includes 29,391 ounces of production at Holt Complex, where operations were suspended effective April 2, 2020. Production in 2021 will be led by Detour Lake, which is targeting 680,000 - 720,000 ounces compared to current guidance of 520,000 - 540,000 ounces for 11 months in 2020. In addition to the impact of a full year of operations at Detour Lake in 2021, the increase in production in the coming year is expected to be driven by a higher average grade and increased mill throughput. Production is also expected to increase at Macassa in 2021, with guidance for the year of 220,000 - 255,000 ounces. Production at Fosterville is targeted to decline as the mine transitions to a lower-grade profile, with the impact of reduced grades to be only partially offset by higher tonnes processed. Production at Fosterville in 2021 is targeted at 400,000 - 425,000 ounces.

  Operating cash costs per ounce sold are expected to average $450 - $475, which compares to current full-year 2020 guidance of $410 - $430. The increase from full-year 2020 guidance mainly reflects the impact of higher tonnes mined and lower grades at Fosterville, which is expected to more than offset improved operating cash costs per ounce sold at both Detour Lake and Macassa.

  AISC per ounce sold are targeted to average $790 - $810, unchanged from full-year 2020 guidance. AISC per ounce sold at Detour Lake and Macassa are targeted to improve in 2021 to better than $900 and $750, respectively, while AISC per ounce sold at Fosterville are expected to increase reflecting a lower average grade and higher sustaining capital expenditures.

  Operating cash costs for 2021 are estimated at $600 - $630 million, which compares to the current guidance for full-year 2020 of $560 - $580 million, with the increase mainly related to a full year of results for Detour Lake versus 11 months in 2020.

  Royalty costs in 2021 are estimated at $82 - $88 million, similar to re-issued full-year 2020 guidance.

  Sustaining capital expenditures in 2021 are targeted at $280 - $310 million compared to guidance for full-year 2020 of $390 - $400 million. The reduction in 2021 from 2020 is mainly related to lower deferred stripping costs at Detour Lake being included in sustaining capital expenditures, with the majority of deferred stripping costs in 2021 included in growth capital expenditures. Higher sustaining capital expenditures at Fosterville in 2021, largely reflecting increased mobile equipment procurement, are expected to be largely offset by lower sustaining capital expenditures at Macassa.

  Growth capital expenditures are estimated at $250 - $275 million in 2021 compared to current guidance for 2020 of $95 - $105 million, with the increase largely reflecting higher growth capital expenditures at Detour Lake. Of planned growth capital expenditures in 2021, Detour Lake accounts for $160 - $170 million, with approximately $90 million relating to deferred stripping and the remainder to a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020) and other enhancements to site infrastructure. Deferred stripping costs at Detour Lake in 2021 mainly relate to a significant stripping campaign as part of Phase 4, which will support production in future years. Growth capital expenditures at Macassa are targeted at $85 - $95 million, with the #4 Shaft project expected to account for $55 - $60 million and the remainder largely related to completion of a ventilation upgrade project, mill improvements and increased development to support future mine production. Growth capital expenditures at Fosterville in 2021 are targeted at $5 - $10 million reflecting the completion of a number of key projects during 2020.

  Exploration expenditures in 2021 are estimated at $170 - $190 million. Of total exploration expenditures, approximately $85 - $95 million are targeted for Fosterville, where drilling will continue to focus on identifying new high-grade zones at key targets, including Lower Phoenix, Cygnet, Robbin's Hill and Harrier, as well as drilling to replace Mineral Reserves. Exploration expenditures in Canada are also expected to total $85 - $95 million, with expenditures of $45 - $50 million at Macassa and $40 - $45 million at Detour Lake.

  Corporate G&A expense in 2021 is estimated at $50 - $55 million, unchanged from re-issued 2020 guidance.

Qualified Persons

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are "qualified persons" as defined in National Instrument 43-101 and have reviewed and approved disclosure of the scientific technical information and data in this press release. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Kirkland Lake Gold's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Kirkland Lake Gold on SEDAR at www.sedar.com

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that is on track to produce 1,350,000 - 1,400,000 ounces of gold in 2020. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Please refer to page 34 of the Company's Management Discussion and Analysis for the three and nine months ended September 30, 2020 for the most recent non-IFRS reconciliations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute 'forward looking information' and 'forward-looking statements', under applicable Canadian securities legislation and within the meaning of the Unites States Private Securities Litigation Reform Act of 1995. Forward-looking statements including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company, expected production and costs, the expected cash position of the Company at the end of next year, the expected amounts of dividends to be paid next year, the expected amount of share repurchases, if any, to be made throughout the year, future exploration and drilling programs, the anticipated timing of the release of the updated mine plan for the Detour Lake Mine and anticipated effects thereof, the anticipated timing of the completion of the #4 shaft at the Macassa Mine and anticipated effects thereof and the ability to identify additional high grade zones at the Fosterville Mine. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company's properties and the anticipated timing thereof, expected production from, and the further potential of the Company's properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company's land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company's COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at Detour Lake, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company's equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake Mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company's First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The forward-looking statements included in this release are made as of the date of this press release. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Financial Outlooks and Future-Oriented Financial Information

To the extent any forward looking statements in this press release constitute "financial outlooks" within the meaning of applicable Canadian securities legislation, such information is being provided as certain estimated financial metrics and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Financial outlooks, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to various risks as set out herein. The Company's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Company's cash position and the amount of dividends to be paid in 2021 may differ materially from values provided in this press release.

Information Concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold